Mail Stop 3561

January 26, 2007

Mr. Corrado De Gasperis
Chief Executive Officer
Symmetry Holdings Inc.
432 Scarborough Road
Briarcliff Manor, New York 10510

   Re: Symmetry Holdings Inc.
     Amendment to Registration Statement on Form S-1
     File No. 333-135353
     Filed January 12, 2007

Dear Mr. De Gasperis:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the company has added disclosure which indicates that 3,222,222 warrants will be purchased by Playford SPAC Portfolio Ltd., which is a limited

partnership controlled by Mr. Playford and Mr. Playford will retain beneficial ownership of such warrants. Revise to identify the general partner(s) and the limited partner(s) of Playford SPAC Portfolio Ltd. Specifically address whether Playford SPAC Portfolio or Gilbert Playford borrowed or will borrow funds to purchase the warrants. Advise us of the basis for your statement that Mr. Playford will retain beneficial ownership of such warrants. Supplementally provide us with the Playford SPAC Portfolio's limited partnership agreement. We may have further comment.

2. We also note your statement that "the purchase price for the warrants will be paid solely by the respective existing stockholder who will be purchasing the warrants." Specifically address whether the Playford SPAC Portfolio Ltd. or Gilbert Playford will pay the consideration for the 3,222,222 warrants.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Carlton Tartar at (202) 551-3387. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Randi-Jean G. Hedin, Esq.
Fax: (203) 352-8107